UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                          OFFICIAL PAYMENTS CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   676235 10 4
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                                 (CUSIP Number)

                                James L. Bildner
                         1350 Treat Boulevard, Suite 250
                             Walnut Creek, CA 94596
                            Telephone: (925) 937-3950
                            Facsimile: (925) 937-3752

                                 With a copy to:

                              Bruce R. Deming, Esq.
                              Jack G. Martel, Esq.
                           Farella Braun + Martel LLP
                        235 Montgomery Street, 30th Floor
                             San Francisco, CA 94104
                            Telephone: (415) 954-4400
                            Facsimile: (415) 954-4480
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.   676235 10 4
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            1.    Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Tier Technologies, Inc.

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            2.    Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)  |_|

                  (b)  |_|

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            3.    SEC Use Only

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            4.    Source of Funds (See Instructions)    WC

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            5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) |_|.

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            6.    Citizenship or Place of Organization    California

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                  7.    Sole Voting Power     22,000

Number of         --------------------------------------------------------------
Shares            8.    Shared Voting Power      None
Beneficially
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power     22,000
Reporting
Person With       --------------------------------------------------------------
                  10.   Shared Dispositive Power    None

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            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  22,000

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            12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)  |_|

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            13.   Percent of Class Represented by Amount in Row (11)    100.0%

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            14.   Type of Reporting Person (See Instructions)    CO

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

CUSIP No. 676235 10 4
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            1.    Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Kingfish Acquisition Corporation.*

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            2.    Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)   |_|

                  (b)   |_|

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            3.    SEC Use Only

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            4.    Source of Funds (See Instructions)     Not Applicable

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            5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)   |_|.

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            6.    Citizenship or Place of Organization     Not Applicable

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                  7.    Sole Voting Power    Not Applicable

Number of         --------------------------------------------------------------
Shares            8.    Shared Voting Power     Not Applicable
Beneficially
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power      Not Applicable
Reporting
Person With       --------------------------------------------------------------
                  10.   Shared Dispositive Power    Not Applicable

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            11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  Not Applicable

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            12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)   |_|

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            13.   Percent of Class Represented by Amount in Row (11)
                  Not Applicable

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            14.   Type of Reporting Person (See Instructions)    Not Applicable

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* Kingfish Acquisition Corporation acquired 22,370,503 shares in the Offer, of which 63,189 were tendered pursuant to procedures for guaranteed delivery. Subject to holders' appraisal rights under Delaware law, approximately 582,373 shares were converted in the Merger into the right to receive $3.00 per share in cash. As a result of the Merger, (a) Kingfish Acquisition Corporation was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and Kingfish Acquisition Corporation ceasing its corporate existence and (b) each 1,000 shares of the Issuer's common stock was converted into one share of common stock of the surviving corporation.

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Shares" or the "OPC Common Stock"), of Official Payments Corporation, a Delaware corporation ("OPC"), and is filed by Tier Technologies, Inc., a California corporation ("Tier") to amend the Schedule 13D filed with the Securities and Exchange Commission on June 10, 2002 and amended on July 25, 2002 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and supplemented to add the following information:

      The Offer expired at 5:00 p.m., New York City time, on July 24, 2002. The Purchaser acquired 22,370,503 Shares in the Offer, of which 63,189 were tendered pursuant to procedures for guaranteed delivery. The Merger was consummated on July 31, 2002. Subject to holders' appraisal rights under Delaware law, 582,373 Shares were converted in the Merger into the right to receive $3.00 per Share in cash. As a result of the Merger, (a) the Purchaser was merged with and into OPC, with OPC continuing as the surviving corporation and the Purchaser ceasing its corporate existence and (b) each 1,000 Shares was converted into one share of common stock of the surviving corporation. As a result of consummation of the Merger, Tier beneficially owns 100.0% of the issued and outstanding Shares.

Item 5.     Interest in Securities of the Issuer

      Item 5(a) is amended and restated in its entirety as follows:

      (a) Tier beneficially owns 22,000 Shares or 100.0% of the issued and outstanding Shares.

Item 7.     Material to Be Filed as Exhibits

      Item 7 is hereby amended and supplemented to add the following exhibit:

            3. Press release issued by Tier, dated August 1, 2002, announcing consummation of the Merger (incorporated by reference to Exhibit 99.3 of Form 8-K filed by Tier August 8, 2002).

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 9, 2002

Tier Technologies, Inc.

By:  /s/ James L. Bildner
     ---------------------------------
     Name:  James L. Bildner
     Title:  Chairman of the Board and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)